SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2009

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                              TAT Technologies Ltd.

6-K Items

     1. Notice of and Proxy Statement for TAT Technologies Ltd. Annual General Meeting to be held February 8, 2009 mailed January 8, 2009.

     2.   Form of TAT Technologies Ltd. Proxy Card.

                                                                          ITEM 1

                              TAT TECHNOLOGIES LTD.
                                   P.O. Box 80
                              Gedera 70750, Israel

                             ----------------------

             NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS


Dear Shareholders of TAT Technologies Ltd.:

We cordially invite you to an Extraordinary General Meeting of Shareholders to be held on Sunday February 8, 2009, at 5:00 p.m. Israel time, at the offices of Isal Amlat Investment (1993) Ltd., 85 Medinat Hayehudim St., 14th floor, Business Park, Herzlia Pituach 46140, Israel, for the following purposes:

     (1) To approve the purchase of a directors' and officers' run-off liability insurance policy; and

     (2) To approve a management services agreement by and between us and Isal Amlat Investments (1993) Ltd., our controlling shareholder, under which Isal Amlat will provide various management services to us.

The Board of Directors recommends that you vote in favor of all of the items, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on December 30, 2008 are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Extraordinary General Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.



                                            By Order of the Board of Directors

                                            Aya Ben David,
                                            Secretary



January 6, 2009

                              TAT TECHNOLOGIES LTD.
                                   P.O. Box 80
                              Gedera 70750, Israel

                             ----------------------

                                 PROXY STATEMENT

                  EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of TAT Technologies Ltd., an Israeli corporation, to be voted at the Extraordinary General Meeting of Shareholders, or the Meeting, to be held on Sunday February 8, 2009 at 5:00 p.m. Israel time, at the offices of Isal Amlat Investment (1993) Ltd., 85 Medinat Hayehudim St., 14th floor, Business Park, Herzlia Pituach 46140, Israel, and any adjournments thereof.

This Proxy Statement, the attached Notice of Extraordinary General Meeting and the enclosed proxy card are being mailed to shareholders on or about January 8, 2009.

Purpose of the Extraordinary General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters:
(i) the approval of the purchase of a run-off liability insurance policy; and
(ii) the approval of a management services agreement by and between us and Isal Amlat Investment (1993) Ltd. ("Isal Amlat"), our controlling shareholder, under which Isal Amlat will provide various management services to us.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.9 per share, as of the close of business on December 30, 2008, are entitled to notice of, and to vote in person or by proxy, at the Meeting.

Shares eligible to be voted and for which a proxy card is properly signed and returned and actually received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the beginning of the Meeting will be voted as directed. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Quorum and Voting

As of December 30, 2008, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 6,552,671 ordinary shares. Each ordinary share entitles the holder to one vote.

The presence of two shareholders, holding at least one third (1/3) of our issued share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. No business will be considered or determined at the Meeting, unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place, or to such other time as designated in the notice of such adjourned meeting. If within half an hour from the time designated for the adjourned Meeting a quorum is not present, any number of shareholders present will constitute a quorum. This notice shall serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

The affirmative vote of the holders of a majority of the ordinary shares, represented at the Meeting in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals to be presented at the Meeting, provided that either (i) the shares voting in favor of such resolution include at least one-third of the non-interested shareholders with respect to the item voting on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-interested shareholders who vote against the item must not represent more than 1% of the voting rights in our company.

Under the Israeli Companies Law, each of the proposals to be presented at the Meeting require that our shareholders notify us prior to the vote at the Meeting, or if such vote is made by proxy on the proxy card, whether or not they have a personal interest with respect to the subject matter of this proposal. The term "personal interest" is defined as "a person's personal interest in an act or transaction of the company, including the personal interest of his relatives (or spouse thereof) and of any other corporation in which he or his relatives is an interested party, and exclusive of personal interest that stems from the fact of holding shares in the company."

There will be a specific place on the proxy card to indicate if you have a personal interest in Proposals 1 and 2. Shareholders are asked to indicate "yes" or "no." If a shareholder fails to notify us as to whether or not he or she has a personal interest in Proposals 1 and 2 his or her vote will not be counted with respect to Proposals 1 and 2. Please note that a shareholder is required to indicate whether or not he or she has a personal interest in Proposals 1 and 2 whether the shareholder votes for or against Proposals 1 and 2.

Beneficial Ownership of Securities by Certain Beneficial Owners and Management

None of our directors and executive officers beneficially owns more than 1% of our outstanding shares. Isal Amlat, a company organized under the laws of the State of Israel, is the beneficial holder of 70.69% of our outstanding shares, of which 12% of the outstanding shares are held directly by it and 58.69% of the outstanding shares are held directly by our parent company, TAT Industries Ltd., which is 79.33% controlled by Isal Amlat. Accordingly, Isal Amlat is the ultimate controlling shareholder of our company.

The following table sets forth certain information as of January 6, 2009, regarding the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares.

                                                  Number of
                                                Ordinary Shares
                                                 Beneficially     Percentage of
  Name                                             Owned(1)        Ownership(2)
  -------------------------------------------------------------   -------------

  Isal Amlat Investments (1993) Ltd. (3)........4,632,351             70.69%
  TAT Industries Ltd. (4).......................3,845,908             58.69%

  ------------------------

     (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

     (2) The percentages shown are based on 6,552,671 ordinary shares issued and outstanding as of January 6, 2009.

     (3) Includes 786,443 ordinary shares held directly by Isal Amlat and 3,845,908 ordinary shares held directly by TAT Industries, which is a 79.33% subsidiary of Isal Amlat. As such, Isal Amlat may be deemed to be the beneficial owner of the aggregate 4,632,351 ordinary shares held directly by it and TAT Industries. Isal Amlat is a 81.65% owned subsidiary of KMN Holdings Ltd., an Israeli company publicly traded on the Tel Aviv Stock Exchange. Mr. Ron Elroy holds 62.10% of the equity shares of KMN Holdings Ltd. and 67.77% of the voting shares of KMN Holdings Ltd.

     (4) TAT Industries is a 79.33% owned subsidiary of Isal Amlat. As such, Isal Amlat may be deemed to be the beneficial owner of the 3,845,908 ordinary shares held directly by TAT Industries. Isal Amlat is a 81.65% owned subsdiary of KMN Holdings Ltd., an Israeli company publicly traded on the Tel Aviv Stock Exchange. Mr. Ron Elroy holds 62.10% of the equity shares of KMN Holdings Ltd. and 67.77% of the voting shares of KMN Holdings Ltd.


               APPROVAL OF THE PURCHASE OF RUN-OFF DIRECTORS' AND
                      OFFICERS' LIABILITY INSURANCE POLICY
                           (Item 1 on the Proxy Card)

The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract for the purchase of insurance covering the liability of any of its office holders with respect to an act or omission performed by the office holder in his or her capacity as an office holder, for (a) a breach of his or her duty of care to the company or to another person; (b) a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company's interests; or (c) a financial liability imposed upon him or her in favor of another person. Our Articles of Association allow us to insure our office holders to the fullest extent provided by the Israeli Companies Law. An "office holder" is defined under the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title.

The Israeli Companies Law provides that a company may not enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following: (a) a breach by the office holder of his or her duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
(b) a breach by the office holder of his or her duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently; (c) any act or omission committed with the intent to unlawfully yield a personal benefit; or (d) any fine or monetary settlement imposed on the office holder.

On December 19, 2007, the controlling interest in TAT Industries, our controlling shareholder, was sold. Mr. Shlomo Ostersetzer, then Chairman of our Board of Directors and our President, and Mr. Dov Zeelim, then Vice Chairman of our Board of Directors and our Chief Executive Officer, directly and through companies wholly owned by them, sold an aggregate of 1,488,456 ordinary shares of TAT Industries, or 60.41% of its then outstanding ordinary shares, to Isal Amlat. The agreement between Isal Amlat and Mr. Zeelim, as amended on December 31, 2007, provided Mr. Zeelim with a put option with respect to 102,856 ordinary shares of TAT Industries then held by Mr. Zeelim that was exercisable after January 1, 2010. Pursuant to an agreement between Isal Amlat and Mr. Zeelim entered into in May 2008 in connection with Mr. Zeelim's resignation from the office of Chief Executive Officer of our company, Mr. Zeelim exercised his put option on June 12, 2008 and the 102,856 ordinary shares subject to the option were purchased by Isal Amlat. Isal Amlat currently holds 79.33% of the outstanding shares of Tat Industries. Following the change in control, Messrs. Ostersetzer and Zeelim resigned from their respective offices as our President and Chief Executive Officer, and from our Board of Directors.

Pursuant to the share purchase agreements between Messrs. Ostersetzer and Zeelim and Isal Amlat, Isal Amlat agreed, subject to the approval of our Audit Committee and Board of Director, to seek shareholder approval of the purchase by the Company of a run-off directors' and officers' liability insurance policy ("the Policy").

The Policy will be provided by AIG Europe, covering all of the directors and officers of the Company serving at the time of the change of control, including the Company's outside directors, for claims arising from acts prior to the change of control. The Policy coverage will be for the period commencing on September 1, 2008 and ending on September1, 2015. The Policy will have a per claim and aggregate coverage limit of up to $10,000,000. The premium to be paid with respect to the Policy will be up to $115,000. The Policy, including the premium, were negotiated between the Company and the insurer and are comparable to similar policies.

Under the Israeli Companies Law, the terms of an extraordinary transaction with a third party in which a controlling shareholder of the company has a personal interest must be approved by the audit committee, board of directors and the general meeting of shareholders. Since Isal Amlat, our controlling shareholder is a party to the share purchase agreement which provided for the purchase of the run-off directors' and officers' liability insurance policy insurance, it is considered to have a personal interest in this transaction. In addition, since Isal Amlat is the controlling shareholder of TAT Industries Ltd., our parent Company, and due to the fact that the majority of the directors serving on the Board of Directors of TAT Industries are officers of Isal Amlat, who also provide management services to TAT Industries, TAT Industries will be considered to have a personal interest in this transaction as well.

On December 24, 2008 our Audit Committee and Board of Directors unanimously approved the purchase of the Policy, subject to ratification and approval by the shareholders at the Meeting. It should be noted that the majority of the members of our Audit Committee and Board of Directors have a personal interest in this proposal, either due to the fact that such directors served on the Board of Directors of the Company prior to the change of control or due to the fact that such directors currently serve as a director or an officer of Isal Amlat. Since the majority of the members of the Audit Committee and Board of Directors have personal interest in this proposal, they were all allowed to participate and to vote on such proposal.

Our Audit Committee and Board of Directors believe that the purchase of the Policy is in the best interest of the Company and is customary in the event of change of control. In addition, our Audit Committee and Board of Directors believe that the Policy, including the premium, are reasonable in the event of change of control.

It is therefore proposed that at the Meeting the following resolution be adopted:

          "RESOLVED, that the purchase of a run-off directors' and officers' liability insurance policy by the Company, covering officers and directors for claims arising from acts that occurred prior to the change of control, with a per claim and aggregate coverage limit of up to $10,000,000 and a total premium of up to $115,000, for the period commencing on September 1, 2008 and ending on September 1, 2015, be and hereby is ratified and approved."

The affirmative vote of the holders of a majority of the ordinary shares, represented at the Meeting in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution, provided that either
(i) the shares voting in favor of such resolution include at least one-third of the non-interested shareholders with respect to the item voting on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-interested shareholders who vote against the item must not represent more than 1% of the voting rights in our company. Under the Israeli Companies Law, a "personal interest" (i) includes the personal interest of a relative of the shareholder (including spouse thereof); (ii) includes the personal interest of a corporation in which the shareholder or relative (including spouse thereof) serves as a director or the chief executive officer, owns at least 5% of the shares, or has the right to appoint a director or the chief executive officer; and (iii) excludes an interest arising solely from the ownership of the company's ordinary shares.

There will be a specific place on the proxy card to indicate if you have a personal interest in this Proposal 1. Shareholders are asked to indicate "yes" or "no." If a shareholder fails to notify us as to whether or not he or she has a personal interest in this Proposal 1, the shareholder vote will not be counted with respect to this Proposal 1. Please note that a shareholder is required to indicate whether or not he or she has a personal interest in this Proposal 1 whether the shareholder votes for or against this Proposal 1.

The Board of Directors recommend a vote FOR the foregoing resolution.


           APPROVAL OF A MANAGEMENT SERVICES AGREEMENT WITH ISAL AMLAT
              INVESTMENTS (1993) LTD., OUR CONTROLLING SHAREHOLDER
                           (Item 2 on the Proxy Card)

At the Meeting, shareholders will be asked to approve a management services agreement with Isal Amlat, our controlling shareholder. Under the agreement, Isal Amlat currently provides, and will continue to provide, the Company with management services, including the following services:

         1. Strategic and business development consultation services, including, pursuit of business opportunities, investment consultation services, handling of fund raising, etc.

         2. Public relations and investors relations consultation services, including management of relationship with institutional investors and analysts.

         3. Financial consulting services, including advising the Company with respect to its relationships with banks and investment banks in Israel and abroad.

         4. Legal services and corporate secretarial services.

The management services will be provided to the Company from time to time, in accordance with our needs. The management services will be provided by officers of Isal Amlat who also serve as members of our Board of Directors, and by other persons designated by Isal Amlat. Officers of Isal Amlat who also serve on the Company's Board of Directors do not receive compensation for their services as directors. In consideration for the services the Company agreed to pay Isal Amlat quarterly management fees of $100,000 plus VAT. The term of the management services agreement will be for four years, effective October 1, 2008, which term may be extended subject to the receipt of written consent of each of the parties and all other required approvals. Each of the parties will have the right to terminate the agreement upon four months written notice. The management services are provided to the Company by Isal Amlat since the change of control in December 2007, without any consideration. Subject to shareholder approval the management fees will be paid as of October 1, 2008.

The cost to the Company of various management services for the years ended December 31, 2006 and 2007, paid to the former controlling shareholders of the Company, Mr. Ostersetzer, who served as Chief Executive Officer and Chairman of the Board of Directors of the Company, Mr. Zeelim who served as a President and Vice-Chairman of the Board of Directors of the Company, and TA-TOP who provided the Company with certain management services, was approximately $1,246,000 and $1,007,000, respectively. Accordingly, the management fees to be paid to Isal Amlat, and the total cost to the Company of the compensation payable to the Company's Chief Executive Officer, Mr. Fledel, in the amount of approximately $800,000 for the year ending December 31, 2009, is substantially less than the amount previously paid by the Company for various management services provided to the Company by the former controlling shareholders.

Our Audit Committee and Board of Directors will, on an annual basis, review the management services provided to the Company by Isal Amlat, in order to determine whether there has been a material change in the scope of the services that would require an amendment of the agreement. In the event that the Audit Committee and Board of Directors will determine that the agreement should be amended, the Company will take the required steps in order to obtain any approvals that are required in order to amend the agreement under Israeli law.

Under the Israeli Companies Law, the terms of an extraordinary transaction with a controlling shareholder must be approved by the audit committee, board of directors and the general meeting of shareholders. Since Isal Amlat is the controlling shareholder of TAT Industries, our parent Company, and due to the fact that the majority of the directors serving on the Board of Directors of TAT Industries are officers of Isal Amlat, who also provide management services to TAT Industries, TAT Industries will be considered to have a personal interest in this transaction as well. Accordingly, the terms of the management services agreement are subject to approval by the shareholders of the Company.

On November 16, 2008, our Audit Committee and Board of Directors unanimously approved, subject to shareholder approval, our entering into an agreement with Isal Amlat, our controlling shareholder, under which Isal Amlat will provide us with various management services. It should be noted that the majority of the members of our Board of Directors are officers of Isal Amlat and provide management services to the Company. Since the majority of the members of the Board of Directors have personal interest in this proposal, they were all allowed to participate and vote in favor of such proposal. It should also be noted that in addition, Ms. Yaron-Zoller who serves as a director of the Company and a member of the Audit Committee and who is an officer and director of Isal Amlat, did not vote on this proposal at the Audit Committee meeting.

Our Audit Committee and Board of Directors considered the terms of the management service agreement and believe that the terms of the agreement with Isal Amlat are fair to the Company, and that entering into such agreement is in our best interest, based on the following considerations:

         1. As a result of the importance of the Company to Isal Amlat, the size of the Company, the scope of its activities and the complicated nature of its businesses, Isal Amlat devotes substantial time and efforts in the management of the Company and its subsidiaries.

         2. As discussed above, the aggregate amount of the management fees to be paid to Isal Amlat and the cost to the Company of the compensation payable to the Company's Chief Executive Officer, is substantially less than the amount previously paid by the Company for various management services provided to the Company by the former controlling shareholders.

         3. The Board believes that the management fees to be paid to Isal Amlat are less than the relative employment costs of the officers that provide such management services to Isal Amlat.

         4. In the past the Company also paid directors fees to three directors who did not serve as officers of the Company. Currently, three officers of Isal Amlat who serve on the Board of Directors of the Company including the Chairman of the Board of Directors, do not receive compensation for their services, and their compensation is included in the management fees.

         5. The Board believes that entering into the management agreement will allow the Company to become more efficient, to improve its financial results and to maximize its business opportunities and accordingly is in the best interest of the Company.

It is therefore proposed that at the Meeting the following resolution be adopted:

          "RESOLVED, that the agreement by and between TAT Technologies Ltd. and Isal Amlat Investments (1993) Ltd. for the provision of various management services, as described in the proxy statement for the February 8, 2009 extraordinary general meeting, be and hereby is ratified and approved."

The affirmative vote of the holders of a majority of the ordinary shares, represented at the Meeting in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution, provided that either
(i) the shares voting in favor of such resolution include at least one-third of the non-interested shareholders with respect to the item voting on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-interested shareholders who vote against the item must not represent more than 1% of the voting rights in our company. Under the Israeli Companies Law, a "personal interest" (i) includes the personal interest of a relative of the shareholder (including spouse thereof); (ii) includes the personal interest of a corporation in which the shareholder or relative (including spouse thereof) serves as a director or the chief executive officer, owns at least 5% of the shares, or has the right to appoint a director or the chief executive officer; and (iii) excludes an interest arising solely from the ownership of the company's ordinary shares.

There will be a specific place on the proxy card to indicate if you have a personal interest in this Proposal 2. Shareholders are asked to indicate "yes" or "no." If a shareholder fails to notify us as to whether or not he or she has a personal interest in this Proposal 2, the shareholder vote will not be counted with respect to this Proposal 2. Please note that a shareholder is required to indicate whether or not he or she has a personal interest in this Proposal 2 whether the shareholder votes for or against this Proposal 2.

The Board of Directors recommend a vote FOR the foregoing resolution.


                                            By Order of the Board of Directors

                                            Aya Ben David
                                            Secretary



Date: January 6, 2009

                                                                          ITEM 2

                              TAT TECHNOLOGIES LTD.
                  Extraordinary General Meeting of Shareholders
                                February 8, 2009

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

         The undersigned hereby appoints Aya Ben-David attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation to vote any and all ordinary shares, par value NIS
0.90 per share, of TAT Technologies Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary General Meeting of Shareholders of the Company to be held on February 8, 2009 at 5:00 p.m. at the offices of Isal Amlat Investment
(1993) Ltd., 85 Medinat Hayehudim St., 14th floor, Business Park, Herzlia Pituach 46140, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Extraordinary General Meeting (receipt of which is hereby acknowledged):



THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF YOU FAIL TO NOTIFY US AS TO WHETHER OR NOT YOU HAVE A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) IN PROPOSALS 1 AND 2 YOUR VOTE WILL NOT BE COUNTED WITH RESPECT TO PROPOSALS 1 AND 2. PLEASE NOTE THAT YOU ARE REQUIRED TO INDICATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN PROPOSALS 1 AND 2 WHETHER YOU VOTE FOR OR AGAINST PROPOSALS 1 AND 2. IF NO DIRECTION IS GIVEN, THIS PROXY WILL NOT BE VOTED FOR PROPOSALS 1 AND 2 SET FORTH ON THE REVERSE.

                (Continued and to be signed on the reverse side)

                EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

                              TAT TECHNOLOGIES LTD.
                                February 8, 2009

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
        THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2.
        PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
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Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a personal interest (as described in the proxy statement) with respect to Proposals 1 and 2.

     1. To approve the purchase of a directors' and officers' run-off liability insurance policy.

                        [ ] FOR [ ] AGAINST [ ] ABSTAIN

Do you have a personal interest with respect to Proposal 1?   YES [ ] NO [ ]


     2. To approve a management services agreement by and between the Company and Isal Amlat Investments (1993) Ltd., its controlling shareholder, under which Isal Amlat will provide various management services to the Company.

                         [ ] FOR [ ] AGAINST [ ] ABSTAIN

Do you have a personal interest with respect to Proposal 2?   YES [ ] NO [ ]

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]

Signature of Shareholder __________ Date __________
Signature of Shareholder __________ Date __________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                 (Registrant)



                                            By: /s/Shmuel Fledel
                                                ----------------
                                                Shmuel Fledel
                                                Chief Executive Officer

Date: January 9, 2009